Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010	Telephone Fax	+1 212-325-2000 +1 212-325-7924

Media Release

Credit Suisse AG Announces the Acceleration of Five ETNs

New York, July 23, 2018 Credit Suisse AG (“Credit Suisse”) announced today that it will accelerate at its option all of its VelocityShares™ Daily 2x VIX Medium Term ETNs (“TVIZ”), VelocityShares™ VIX Medium Term ETNs (VIIZ”), Credit Suisse X-Links® WTI Crude Oil Index ETNs (“OIIL”), AxelaTrader™ 3x Long Brent Crude Oil ETNs (“UBRT”) and AxelaTrader™ 3x Inverse Brent Crude Oil ETNs (“DBRT”).

ETNs to be Accelerated at Credit Suisse’s Option*	Exchange	Exchange Ticker Symbol	CUSIP	Acceleration Date
VelocityShares™ Daily 2x VIX Medium Term ETNs due December 4, 2030	Nasdaq	TVIZ	22542D340	8/15/2018
VelocityShares™ VIX Medium Term ETNs due December 4, 2030	Nasdaq	VIIZ	22542D324	8/15/2018
Credit Suisse X-Links® WTI Crude Oil Index ETNs due February 8, 2036	NYSE Arca	OIIL	22539T332	8/15/2018
AxelaTrader™ 3x Long Brent Crude Oil ETNs due September 14, 2037	NYSE Arca	UBRT	22539T258	8/15/2018
AxelaTrader™ 3x Inverse Brent Crude Oil ETNs due September 14, 2037	NYSE Arca	DBRT	22539T241	8/15/2018

*The table above provides a hyperlink to the relevant pricing supplement, as applicable, for each of the ETNs.

TVIZ and VIIZ investors will receive on the acceleration date set forth above a cash payment per ETN in an amount equal to the closing indicative value of the respective ETNs on the accelerated valuation date of August 10, 2018.

OIIL investors will receive on the acceleration date set forth above a cash payment per ETN in an amount equal to the arithmetic average of the closing indicative values of such ETNs during the accelerated valuation period. The accelerated valuation period for OIIL will be a period of five consecutive trading days, beginning on August 6, 2018 and ending on August 10, 2018.

UBRT and DBRT investors will receive on the acceleration date set forth above a cash payment per ETN in an amount equal to the closing indicative value of the respective ETNs on the acceleration valuation date of August 10, 2018. The acceleration valuation date for UBRT and DBRT is the final calculation date of the acceleration valuation period, which will be a period of five consecutive calculation dates, beginning on August 6, 2018 and ending on August 10, 2018.

As of the date hereof, Credit Suisse will no longer issue new TVIZ, VIIZ, OIIL, UBRT or DBRT ETNs. Please see the relevant pricing supplement for detailed information relating to the calculation of the accelerated redemption amount or acceleration redemption amount, as applicable, for each such ETN and relating to the acceleration of such ETNs generally.

Credit Suisse expects that the relevant exchanges will allow such ETNs to continue to trade until August 14, 2018. Investors who buy such ETNs at any time for an amount that is greater than the amount they receive upon acceleration (including paying any premium to the accelerated redemption amount or

Media Release July 23, 2018 Page 2 / 2

acceleration redemption amount, as applicable, once these amounts have been determined) will suffer a loss on their investment. Furthermore, investors who sell such ETNs at any time for an amount that is less than the amount they would have received upon acceleration (including selling at any discount to the accelerated redemption amount or acceleration redemption amount, as applicable, once these amounts have been determined) will also suffer a loss. In either case, such losses could be significant. Investors will not receive any other compensation or amount for the loss of the investment opportunity of holding such ETNs and investors may be unable to invest in other securities with a similar level of risk and/or that provide a similar investment opportunity as such ETNs.

None of the other ETNs offered by Credit Suisse are affected by this announcement. All dates referenced above are subject to change, including postponement due to certain events.

Press Contacts

Azar Boehm, Credit Suisse AG, telephone +1 212 538 3953, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 800 320 1225, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 46,370 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.